SECURITIES PURCHASE PLAN AGREEMENT

WHEREAS, Impactive Sierra Fund LP and Impactive Capital Master Fund LP (the "Shareholders") desires to purchase, from time to time, certain shares (the "Securities") of Common Stock, par value $.01 per share (the "Common Stock"), of Avid Technology Inc., a Delaware corporation (the "Company").

WHEREAS, the Shareholders may become aware of material non-public information about the Company in the future.

WHEREAS, the Shareholders desires to enter into this agreement for the purpose of establishing a trading plan to make purchases of Securities in compliance with all applicable laws, including, but not limited to, Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1. References herein to this "Agreement" refer to this agreement and specifically include the trading plan described herein (this "Plan").

NOW, IT IS AGREED, as of this 17th day of March, 2020 by the Shareholders and UBS Securities LLC ("UBS Securities") as follows:

1. The Shareholders appoints UBS Securities to act as its agent to purchase the Securities on behalf of the Shareholders pursuant to the Plan.

2. Pursuant to the Plan:

    (a) All purchases of the Securities under this Plan shall be made by UBS Securities as broker and agent for, and on behalf of, but otherwise acting independently of, the Shareholders. Nothing in this Plan shall preclude the purchase by UBS Securities of Common Stock for its own account, or the solicitation or execution of purchase or sale orders of Common Stock for the account of other UBS Securities clients.

    (b) UBS Securities shall conduct its purchase of Securities pursuant to this Plan on behalf of the Shareholders until this Agreement is terminated in accordance with the provisions of the following sentence. This Agreement shall terminate on the earlier of (i) the close of business noted in the Annex hereto (ii) the date on which UBS Securities purchases the maximum number of Securities allowable under the Trading Instructions (as defined below), (iii) the date on which UBS Securities notifies the Shareholders in writing that it wishes to terminate its appointment under this Plan, and (iv) the date on which the Shareholders notifies UBS Securities in writing that it wishes to terminate purchases under this Plan. Any termination under (iii) or (iv) shall be made in good faith, shall not be made as part of a scheme to evade the prohibitions of Rule 10b5-1 of the Exchange Act, and shall be effective on the first business day after the day on which the written notice is given, provided that such termination shall be effective when the notice is given if required by law. Such written notice may be made by electronic mail or facsimile, as provided in Paragraph 2(j). Notwithstanding any termination of this Agreement, the Shareholders shall be solely responsible for any purchases made by UBS Securities on the Shareholders' behalf prior to UBS Securities' receipt of such written notice of termination. If this Agreement is terminated under (iii) or (iv) and a new purchase trading plan agreement with respect to purchases of Common Stock is entered into with UBS Securities or any other person, the Shareholders hereby agrees that the new purchase trading plan agreement will not take effect until thirty (30) days after such termination.

(c) The Shareholders will not give any instructions with respect to the execution of this Plan to UBS Securities and UBS Securities will not take any instructions from the Shareholders, other than as described in Paragraph 2(e) below. The Shareholders will not communicate any non-public information to UBS Securities during the term of this Plan.

(d) The Shareholders shall be solely responsible for any purchases made by UBS Securities on the Shareholders' behalf prior to UBS Securities' receipt of a notification to terminate this Agreement. Notwithstanding this and the preceding paragraphs, if UBS Securities receives a notice to terminate this Agreement or suspend purchases for any reason, UBS Securities shall nevertheless be entitled to make, and the Shareholders shall be solely responsible for, a purchase hereunder pursuant to a bid made before such termination or suspension is to become effective.

(e) The Shareholders hereby directs UBS Securities to effect purchases of the Securities on its behalf in accordance with the trading instructions attached as an annex hereto (the "Trading Instructions"). The Trading Instructions shall take effect no earlier than 1 business day following the date hereof.

UBS Securities and the Shareholders intend that the purchase of Securities contemplated by this Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act, and shall be interpreted so as to comply with the requirements of Rule 10b5-1(c). Accordingly, the Shareholders represents to UBS Securities that as of the date hereof, the Shareholders is not aware of material non-public information with respect to the Company or any of its securities, and is entering into this Plan in good faith and not as a part of a plan or scheme to evade the prohibitions of Rule 10b5-1. The Shareholders acknowledges that Rule 10b5-1 does not permit the Shareholders to, and the Shareholders shall not, (i) exercise any influence over how, when or whether UBS Securities effects purchases of the Securities contemplated by this Plan or (ii) alter or deviate from this Plan or change the number of Securities, price or timing of the purchases of Securities contemplated hereby.

Except as otherwise provided in this Plan, UBS Securities shall determine, in its sole discretion, the timing, amount, prices and manner of purchase of Securities under this Plan, so long as such purchases are within the limits established by the Shareholders in the Trading Instructions. In addition, any individual employee of UBS Securities making the investment decisions with respect to purchases on behalf of the Shareholders pursuant to this Plan shall not be in possession of material non-public information with respect to the Company or any of its securities. Notwithstanding anything to the contrary contained herein, UBS Securities shall not purchase the Securities at any time when UBS Securities, in its sole discretion, shall have determined that such purchase would violate applicable law, including, without limitation, Section 10(b) of the Exchange Act.

(f) UBS Securities shall provide confirmations of purchases of Securities to the Shareholders and to other persons as the Shareholders designates in writing no later than the close of business on the date such purchases are effected. In addition UBS Securities shall provide reports of such transactions to the Shareholders or its designee as agreed by the Shareholders and UBS Securities.

(g) The Shareholders shall pay for the Securities within three (3) business days after purchase. Purchased Securities will be held or delivered in accordance with the Shareholders' written instructions. The Shareholders agrees to pay to UBS Securities a fee set forth in the annex hereto for Securities purchased pursuant to this Plan.

(h) The Shareholders represents and warrants to UBS Securities that: this Agreement and the transactions contemplated by this Plan have been duly authorized by the Shareholders; this Agreement is the valid and binding agreement of the Shareholders, enforceable in accordance with its terms except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws affecting the enforceability of creditors' rights and general principles of equity; performance of the transactions contemplated herein will not violate any law, rule, regulation, order, judgment or decree applicable to the Shareholders or conflict with or result in a breach of or constitute a default under any agreement or instrument to which the Shareholders is a party or by which it or any of its property is bound; and no governmental, administrative or official consent, approval, authorization, notice or filing is required to perform the transactions contemplated herein.

UBS Securities represents and warrants to the Shareholders that UBS Securities has implemented reasonable policies and procedures, taking into consideration the nature of its business, to ensure that individuals making investment decisions will not violate the laws prohibiting trading on the basis of material non-public information and that these policies and procedures include those that restrict any purchase or sale, or cause any purchase or sale, of any security as to which UBS Securities has material non-public information, as well as those that prevent such individuals from becoming aware of or in possession of such material nonpublic-information.

(i) The Shareholders shall indemnify UBS Securities and its affiliates and employees against any liabilities or reasonable expenses (including attorney's fees and disbursements), or actions in respect of any liabilities or reasonable expenses, arising from or relating to the services furnished pursuant to, or from any matter referred to in, this Plan including, but not limited to, liabilities and reasonable expenses arising by reason of any violation or alleged violation of any state or federal securities laws, except to the extent such liabilities or expenses result from gross negligence or bad faith of UBS Securities or its affiliates. The provisions of this paragraph shall survive the termination of this Plan.

(j) All communications and notices shall be in writing (including electronic mail and facsimile transmissions) or confirmed in writing (including electronic mail and facsimile transmissions) and (unless provided otherwise) shall be effective when received at the address specified below or such other address designated by written notice to the other party:

    (i)   if to UBS Securities, to it at:

    UBS Securities LLC

1285 Avenue of the Americas
8th Floor
New York, NY 10019
Attn: Joseph Sclafani
Email: joseph.sclafani@ubs.com

and

(ii)   if to the Shareholders, to it at:
Impactive Sierra Fund LP
Impactive Capital Master Fund LP
Address: 152 W 57th Street, New York, NY 10019
Attn: Jim Garret
Title: Chief Financial Officer
Email: jim@impactivecapital.com

(k) Neither party may assign its rights and obligations under this Plan to any other party, provided however that UBS Securities may assign its rights and obligations under this Plan to any affiliate of UBS Securities.

(l) Notwithstanding anything in this Plan to the contrary, and subject to UBS Securities' good faith commercially reasonable efforts to comply with its obligations hereunder, UBS Securities shall have no responsibility for any errors or omissions caused by or reasonably attributable to the current COVID-19 state of emergency or prudent crisis management response, including, without limitation, logistical issues, communication issues, and issues arising from illness and/or maintenance of separate trading locations.

3.   Neither party shall refer to the other or any affiliate of the other in any public statement or disclosure document without the prior consent of the other party or such affiliate. Notwithstanding the foregoing, UBS Securities acknowledges and agrees that the Shareholders will disclose the identity of UBS Securities in, and file this Agreement as an exhibit to, any Schedule 13D it is required to file with the Securities and Exchange Commission with respect to the securities of the Company.

4.   This Agreement shall be governed by and construed in accordance with the law of the State of New York (without giving effect to any provisions thereof relating to conflicts of law).

5. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes any previous or contemporaneous agreements, understandings, proposals or promises with respect thereto, whether written or oral.

Dated: March 17, 2020

Impactive Sierra Fund LP
Impactive Capital Master Fund LP



By: _____
Name: Jim Garrett
Title: Chief Financial Officer

UBS Securities LLC



By: _____
Name: Joseph Sclafani
Title: Executive Director



By: _____
Name: ~~Richard Ryan~~ Griselle Tropper
Title: Executive Director